Securities and Exchange Commission
Trading and Markets

NOV 29 2019

RECEIVED

SEC

19011151

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-42883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 AND ENDING 09/30/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buttonwood Partners, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Deming Way Suite 100

(No. and Street)

Madison WI 53717

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tami Strang (608) 827-6400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 Northridge CA 91324

(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
NOV 29 2019
Washington DC
406

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

Buttonwood Partners, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended September 30, 2019

OATH OR AFFIRMATION

I, Gregory S. Rademacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buttonwood Partners, Inc, as of September 30th, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gregory Rademacher
Signature

President
Title

Shelby Mulcahy
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Wisconsin
County of Dane
Subscribed and sworn to (or affirmed) before me on this 28th day of October, 2019 by Gregory Rademacher proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Shelby Mulcahy

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Buttonwood Partners, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Buttonwood Partners, Inc. (the "Company") as of September 30, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
November 26, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

BUTTONWOOD PARTNERS, INC.

Statement of Financial Condition
September 30, 2019

ASSETS

Assets		
Cash	$	57,798
Due from Clearing Broker		114,033
Deposit with Clearing Broker		75,000
Due from Related Parties		7,762
Furniture and Equipment, net		27,875
Total Assets	$	282,468

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued Commissions	$	86,282
Accounts Payable		18,481
Total Liabilities		104,763
Stockholders' Equity		
Common Stock, $1 par value; 56,000 shares authorized, 1,800 shares issued and outstanding		1,800
Additional Paid-In Capital		178,200
Accumulated Deficit		(2,295)
Total Stockholders' Equity		177,705
Total Liabilities and Stockholders' Equity	$	282,468

The accompanying notes to financial statements are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.

Statement of Operations
Year Ended September 30, 2019

Revenues:		
Commissions	$	1,717,195
Commissions - Other		321,022
Investment Advisory Fees		128,619
Reimbursable Expenses – Related Party		129,000
Interest and Other Income		9,785
Total Revenues		2,305,621
Expenses:		
Compensation and Benefits		1,818,456
Clearing Expenses		87,730
Occupancy		154,172
Quotation Services		15,573
Licenses and Regulatory Fees		31,567
Other		200,275
Total Expenses		2,307,773
Net Income/(Loss) before Provision for Income Taxes		(2,152)
Provision for income taxes		(5,536)
Net Loss	$	(7,688)

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.

Statement of Changes in Stockholders' Equity
Year Ended September 30,2019

	Common Stock	Additional Paid-In Capital	Retained Earnings/ Accumulated Deficit	Total Stockholders' Equity
Balance, September 30, 2018	$ 1,800	$ 178,200	$ 5,393	$ 185,393
Net Loss	—	—	(7,688)	(7,688)
Balance, September 30, 2019	$ 1,800	$ 178,200	$ (2,295)	$ 177,705

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.

Statement of Cash Flows
Year Ended September 30, 2019

Cash Flows from operating activities:		
Net Loss	$	(7,688)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation		4,404
Loss on disposition of furniture and equipment		452
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Due from Clearing Broker		17,592
Due from Related Parties		(2,672)
Accounts Payable		5,652
Accrued Commissions		(52,608)
Net Cash used by operating activities		(34,868)
Cash flows from investing activities:		
Purchases of furniture and equipment		(7,406)
Net cash used by investing activities		(7,406)
Cash flows from financing activities:		
Net cash flows provided by financing activities		-
Decrease in cash		(42,274)
Cash beginning of year		100,072
Cash end of year	$	57,798

Supplemental disclosures of cash:	
Interest Paid	$ 137
Taxes Paid	$5,536

The accompanying notes to financial statements
are an integral part of these statements.

Business Activity

Buttonwood Partners, Inc. (the "Company") was formed in Wisconsin on March 7, 1990, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Madison, Wisconsin.

The Company is engaged in business as a securities broker- dealer, that is authorized to provide several classes of services. The Company is currently primarily engaged in providing brokerage services to individual customers in the Midwest and it clears most transactions with and for customers on a fully-disclosed basis through its clearing broker.

The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash

Cash includes a non-interest bearing checking account.

Revenue Recognition

Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

ASC Topic 606 had no material impact on the Company's financial statements.

Commissions consists of client transactions that are fully introduced to the Company's clearing broker on behalf of its client. Commission revenue is earned on equity securities and mutual funds sales. Commissions revenue and related clearing expenses are recorded on a trade-date basis. The Company also earns ongoing 12b-1 fees, or trailing commissions, which are recognized in the period received, and corresponds to the Company's satisfaction of its customer relations and market realization performance obligations.

Commissions - Other consists of direct commissions earned on equity securities, mutual funds sales, and the sale of 529 Plans. The Company also earns ongoing 12b-1 fees, or trailing commissions. These commissions are recorded when received. Generally accepted accounting principles requires the Company to record commissions revenue on a trade-date basis. However, the Company records Commissions-Other on a cash basis. The difference between trade-date and cash basis is immaterial to the financial statements.

Investment advisory fees are recognized as the Company completes its services performance obligations in accordance with the terms of its customer agreements. These fees are typically collected quarterly in advance based on the agreed percentage of the customer's assets under management. As of September 30, 2019, there are no open contract balances as fee collection coincides with calendar quarters.

Interest income is recognized as earned according to the terms.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended September 30, 2019 was $10,580.

Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30th,2019, the Company's net capital and required net capital were $142,068 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was .75 to 1.

Reconciliation of Audited Net Capital to Unaudited FOCUS

There is a difference of $2,600 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA as of September 30, 2019.

Net capital per unaudited schedule		$144,668
Adjustment:		
Accumulated deficit:	$ (2,600)	
		(2,600)
Net capital per audited statements		$ 142,068

Deposit with Clearing Broker-Dealer

In accordance with the agreement with its clearing broker, National Financial Services, LLC (NFS), the Company maintains a cash deposit with NFS in the amount of $75,000. The Company is dependent on NFS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

Furniture and Equipment

Furniture and equipment consisted of the following at September 30, 2019:

		Useful Lives
Office equipment	$ 81,101	5-10
Furniture and fixtures	39,542	5-10
Artwork	9,136	5-10
	129,779	
Less accumulated depreciation	(101,904)	
	$ 27,875	

Depreciation expense for the year ended September 30,2019 was $4,404.

Commitments

The Company leases its Madison, Wisconsin office space under an operating lease that expires April 30, 2025. Total rental expense incurred was $154,172, excluding the effects of any related expense reimbursements from Affiliates for the year ended September 30, 2019. The future minimum lease payments are as follows:

2020	$139,339
2021	$123,312
2022	$123,312
2023	$123,312
2024	$123,312
2025	$ 71,932
Total Commitments	$ 704,912

Employee Benefit Plan

The Company provides a Simplified Employee Pension Plan (the Plan) with a salary reduction option for its employees. Under the Plan, employees must be at least 21 years of age and have worked for the Company for at least six months to be eligible to participate. Each eligible employee may defer up to 25 percent of their compensation, not to exceed the annual exclusion limit. The Company makes a contribution of 7 percent of each eligible employee's compensation. The Company's contribution to the Plan totaled $98,263 for the year ended September 30, 2019.

Related-Party Activity

The Company provided non-broker related office expenses and employee services to Sycamore Investment Consulting Services, LLC, an affiliated investment consulting firm ("Affiliate"). Sycamore partners Chris Bugg and Greg Rademacher share common ownership with Buttonwood Partners. The Company received reimbursement for providing such services of $129,000 from the Affiliate for the fiscal year ended September 30, 2019. This amount is recorded as income in the Statement of Operations.

During the year ended September 30, 2019, the Company incurred operating expenses on behalf of its Affiliate. The Company is responsible for tracking the operating expenses and collecting them from the Affiliate. The Affiliate is obligated to reimburse the Company for the operating expenses that were tracked during the year. As of September 30, 2019, $7,762 is due from the Affiliate for such costs and presented as Due from Related Parties on the Statement of Financial Condition.

Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, NFS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or it's clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management it is more likely than not that some pertain of all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

The FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when

examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense and liability in the current year. For the year ended September 30, 2019, management has determined that there is a taxable gain of $3,950 and accordingly, has recorded a liability of $2,600 for state and federal taxes.

The Company is no longer subject to U.S, federal or state tax return examinations for years before September 30, 2016 and September 30, 2015, respectively.

Recently Issued Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606, supersedes nearly all existing revenue recognition guidance under GAAP. See Revenue Recognition note.

In February 2016, the FASB issued ASC Topic 842, Leases, which supersedes the existing guidance for lease accounting. ASC Topic 842 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company as of its year ending September 30, 2020. The Company is evaluating the impact that ASC Topic 842 will have on its financial statements.

BUTTONWOOD PARTNERS, INC.

Schedule I
September 30, 2019

Computation of Aggregate Indebtedness and Net Capital Under SEC Rule 15c3-1

Aggregate Indebtedness		
Accrued Commissions	$	86,282
Accounts payable		18,481
Total Aggregate Indebtedness		104,763
Minimum required net capital (6 2/3% of aggregate indebtedness)		$ 6,977
Computation of Basic Net Capital Requirement:		
Stockholders' equity	$	177,705
Deductions:		
Furniture and equipment		(27,875)
Due from Related Parties		(7,762)
Total nonallowable assets		(35,637)
Net Capital		142,068
Net capital requirement (minimum)		50,000
Capital in excess of minimum requirement	$	92,068
Ration of aggregate indebtedness to net capital		.74 to 1

There was a difference of $2,600 between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated September 30, 2019.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

Buttonwood Partners, Inc. is exempt from SEC Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i) and (k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

Buttonwood Partners, Inc. is exempt from SEC Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i) and (k)(2)(ii).

See Report of Independent Registered Public Accounting Firm

Buttonwood Partners, Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Buttonwood Partners, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Buttonwood Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Buttonwood Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Buttonwood Partners, Inc. stated that Buttonwood Partners, Inc. met the identified exemption provisions throughout the year ended September 30, 2019 without exception. Buttonwood Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Buttonwood Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 26, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of Buttonwood Partners, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provisions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i) and (k)(2)(ii).

Statement Regarding Meeting Exemption Provisions:

The Company met the identified exemption provisions without exception throughout the year ended September 30, 2019.

Buttonwood Partners, Inc.

By:

Gregory Rademacher, President

Name, Title

Buttonwood Partners, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Directors and Equity Owners of Buttonwood Partners, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Buttonwood Partners, Inc. and the SIPC, solely to assist you and SIPC in evaluating Buttonwood Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. Buttonwood Partners, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Buttonwood Partners, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Buttonwood Partners, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 26, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Buttonwood Partners, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2019

		Amount
Total assessment	$	507
SIPC-6 general assessment Payment made on April 25, 2019		(221)
SIPC-7 general assessment Payment made on October 15, 2019		(286)
Total assessment balance **(overpayment carried forward)**	$	-